HSBC Bank plc
Form SBSE-A/A
As at April 1ˢᵗ, 2026

In connection with the Form SBSE-A/A for HSBC Bank plc ("HCIB" / "HBEU"), the following changes have been made:

April 1ˢᵗ, 2026

1. Updated to add Principals: Sonya Branch, Michiel De Jong, Eileen Murray.

January 8ᵗʰ, 2026

1. Updated to add the following Regulatory Disclosure Matter Page:

PARQUET NATIONAL FINANCIER (FRANCE) DEFERRED PROSECUTION AGREEMENT 21 351 000 065

HSBC Bank plc (HCIB) has entered into a settlement with the Parquet National Financier (PNF) of France to resolve its investigation into alleged tax fraud related to the dividend withholding tax treatment of certain historic trading activities. The settlement, called a "Convention judiciaire d'intérêt public" (CJIP), is similar to a deferred prosecution agreement. The CJIP does not amount to a criminal conviction or an admission of criminal liability.

The investigation and its findings are limited to historical trading done in the Paris Branch of HCIB. For the period of 2014 - 2019, the PNF found that trading across three specific indices (CAC40, Eurostoxx 50 French sub-index, and MSCI France) was set up in a way that avoided French withholding tax, which the PNF considers amounted to aggravated tax fraud. HCIB will accept the underlying facts set out in the CJIP, but not to the criminal characterization of these facts.

This trading setup in question was discontinued prior to the sale of the Paris Branch equities business to HSBC Continental Europe (HBCE) in 2020. While a preliminary investigation was launched against HBCE, it was concluded with no action from the PNF. HBCE is not a party of the CJIP.

While the investigation was launched as part of a group of investigations into France-based banks in connection with public reporting alleging cum-cum trading in France, the settlement with the PNF does not relate to cum-cum trading. The PNF did not find that HCIB engaged in any cum-cum trading.

HCIB has agreed to pay to the PNF a penalty of approximately EUR267.5m, which has been fully provisioned. The Paris Branch also entered into a settlement with the French Tax Authority to pay EUR34.5m to settle an outstanding tax assessment for the year 2019.

The PNF has acknowledged that the Bank, among other mitigating factors, fully co-operated with the PNF's investigation, ceased the conduct at issue prior to the launch of the investigation, and took corrective measures.

2. Updated Filing History Page

December 19ᵗʰ, 2025

1. Updated to add Principal: Eulene Goh

May 29th, 2025

1. Updated to remove Principals: Norma Dove-Edwin; Stephen O'Connor; Yukiko Omura

2. Updated to update list of non-US regulators

April 23rd, 2025

1. Updated to remove Principal: Michael Hordley

2. Updated to add Principal: David Rice

March 31st, 2025

1. Updated to remove the following Principals: Colin Bell; Annabel Spring; Greg Guyett

2. Updated to add the following Principals: Michael Roberts; Patrick George; Ann Godbehere; Deirdre Hannigan

3. Updated 'Exempt Foreign Firm Contact Information' page on the Form 7R.

4. Updated US Service Agent name and address for the purposes of Schedule F

June 21st, 2024

1. Updated to add Principal: Annabel Spring

February 9th, 2024

1. Updated to remove Principal: Terecina Kwong

2. Updated to add Principal: Michael Hordley

3. Updated to add the following Regulatory Disclosure Matter Page:

FINAL NOTICE RE FIRM 114216 DATED 29 JANUARY 2024

The UK Prudential Regulation Authority ("PRA") announced on 30 January 2024 the resolution of an enforcement investigation into HSBC Bank plc (HBEU) and HSBC UK Bank plc (HBUK) (together, the "Firms") regarding the Firms' compliance with the Depositor Protection Rules, which are designed to guarantee customers' bank deposits in the event of a bank's insolvency. The PRA found that the Firms failed to accurately identify deposits that were eligible for Financial Services Compensation Scheme (FSCS) protection. The breaches occurred for HBEU between 2015 and 2022. The Firms were jointly and severally fined £57,417,500. The Firms cooperated with the investigation and the historical breaches have been fully remediated. No customers were impacted and the PRA did not at any time assess that the Firms were failing or likely to fail.

December 15th, 2023

1. Updated Schedule F legal opinion to address SEC feedback.

November 14th, 2023

1. Updated to remove the Principals: Patrick George and Dave Watts

2. Updated to add the Principals: Antoine Maurel and Kavita Mahtani

May 19ᵗʰ, 2023

1. Inclusion of the following Regulatory Disclosure Matter Page:

CFTC DOCKET NO. 23-27

The Commodity Futures Trading Commission ("CFTC") and Securities and Exchange Commission ("SEC") issued orders finding that, from 2018 to the present, certain members of the HSBC Group violated record-keeping rules under the Securities Exchange Act and Commodities Exchange Act by failing to prevent employees from using unapproved communications channels (including WhatsaApp and text messaging) that were not preserved, surveilled or retained). The resolutions, which collectively involve HSBC Securities (USA) Inc., HSBC Bank USA, N.A. and HSBC Bank plc, follow settlements with more than a dozen other financial institutions following street-wide investigation. The findings, which the HSBC entities admitted, were based on failure to retain required records and not on any allegations of misconduct by any HSBC employee. The CFTC assessed a $30 million penalty on the HSBC entities collectively, and the SEC assessed a penalty of $15 million on HSBC Securities (USA) Inc. Each agency also required various ongoing remedial undertakings.

March 31ˢᵗ, 2023

1. Updated to remove the Principal Chris Salmon

2. Updated to add the Principals: Lewis O'Donald, Kathryn Gurney and Patrick George

February 1ˢᵗ, 2023

1. Updated to remove the Principals: Georges Elhedery and John Trueman.

November 2ⁿᵈ, 2022

1. Updated to include the addition of new Principals: Patrick Andrew Clackson and Haidee Hoilim Chung.

2. Updated to remove the Principal Artur Jerzy Guja.

April 8ᵗʰ, 2022

1. Filing of a consolidated Form 7R.

January 7ᵗʰ, 2022

1. Updated to include the addition of new Principals: Norma Dove Edwin and David Watts.

2. Inclusion of the following Regulatory Disclosures Matter Pages:

EUROPEAN COMMISSION ANTITRUST CASE 40135

The European Commission announced on 2 December 2021 the resolution of a cartel investigation into historical conduct in the Foreign Exchange spot trading market. It found five financial institutions to have infringed EU competition law, including HSBC (HSBC Bank plc and, as parentally liable, HSBC Holdings plc). HSBC was named in the settlement decision and will pay a fine because of the involvement of a former trader in a single online professional chatroom from May 2011 to June 2012. The Commission's investigation focused on the trading of the G10 currencies. The Commission's investigation revealed that traders acting on behalf of the banks exchanged sensitive information and trading plans, and occasionally coordinated their trading strategies through the online professional chatroom. HSBC cooperated with the investigation.

On December 17, 2021, the UK Financial Conduct Authority (FCA) issued its decision (Decision Notice) to impose a civil monetary penalty in the amount of GBP 63,946,800 against HSBC Bank PLC (HBEU) for historical breaches of the UK Money Laundering Regulations 2007. HBEU is the only subject of the FCA's Decision Notice.

DECISION NOTICE RE FIRM 114216 DATED 17 NOVEMBER 2021

The FCA found that for the period March 2010 through March 2018, HBEU's transaction monitoring controls did not comply with certain provisions of the UK Money Laundering Regulations 2007 (Sections 20(1)(a) and 20(1)(f)). Specifically, the FCA found that HBEU's policies and procedures for two of its key automated transaction monitoring systems were not appropriate or sufficiently risk sensitive and that HBEU did not ensure the policies that managed and monitored those systems were adequately followed. The FCA criticised three components of HBEU's UK automated transaction monitoring systems, namely: scenario coverage, parameters and data. The FCA found that these deficiencies meant that HBEU did not have an adequately effective automated transaction monitoring system in the UK. The FCA's Decision Notice recognised HSBC's large-scale remediation programme, which began in 2012 and included, among other things, certain successful enhancements in relation to data integrity and the segmentation of customers as well as more recently, significant investments in market-leading technologies for the next generation of automated transaction monitoring.